UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2) *
Seahawk Drilling, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
81201R107

(CUSIP Number)
Christopher E. Kirkpatrick, Esq.
Hayman Capital Management, L.P.
2101 Cedar Springs Road, Suite 1400
Dallas, Texas 75201
(214) 347-8050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 17, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81201R107

1	NAMES OF REPORTING PERSONS Hayman Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		250,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		250,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	81201R107

1	NAMES OF REPORTING PERSONS Hayman Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		250,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		250,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	81201R107

1	NAMES OF REPORTING PERSONS J. Kyle Bass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		250,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		250,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

     This Amendment No. 2 to Schedule 13D (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the shares of Common Stock (the “Common Stock”) of Seahawk Drilling, Inc. (the “Issuer”) filed March 7, 2011 by the Reporting Persons with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 as filed with the Commission on March 11, 2011 (as amended, the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended and/or supplemented by adding the following additional disclosure:
     “On March 18, 2011, the Commitment Letter expired pursuant to its terms without being accepted by Issuer.”

Item 5.	Interest in Securities of the Issuer.
     Item 5(c) of the Schedule 13D is hereby amended by adding a description of the only transactions in shares of Common Stock beneficially owned by the Reporting Persons have effected since the date of filing of Amendment No. 1 to the Schedule 13D:
     “
•	(c) On March 14, 2011, one or more holders of Call Options exercised Call Options in respect of 25,000 underlying shares of Common Stock. As required by the terms of the Call Options, HCMF disposed of 25,000 shares of Common Stock to the exercising Call Option holders at a price per share of $5.00.

•	On March 17, 2011, one or more holders of Call Options exercised Call Options in respect of 529,500 underlying shares of Common Stock. As required by the terms of the Call Options, HCMF disposed of 529,500 shares of Common Stock to the exercising Call Option holders at a price per share of $5.00.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and/or supplemented by adding the following additional disclosure:
     “As described in Item 5 above, on February 15, 2011, HCMF wrote Call Options in respect of an aggregate of 750,000 underlying shares of Common Stock through a series of open market transactions for an aggregate option premium of $210,000. All of the Call Options have been exercised in full. The Call Options had a strike price of $5.00 per share.”
     Item 6 of the Schedule 13D is hereby amended and/or supplemented by adding the following additional disclosure:
     “On March 18, 2011, the Commitment Letter expired pursuant to its terms without being accepted by Issuer.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2011	Hayman Capital Management, L.P.
	By:	Hayman Investments, L.L.C.
Its: General Partner

	By:	/s/ Christopher E. Kirkpatrick
		Name:	Christopher E. Kirkpatrick
		Title:	General Counsel

Hayman Investments, L.L.C.
By:	/s/ Christopher E. Kirkpatrick
	Name:	Christopher E. Kirkpatrick
	Title:	General Counsel

J. Kyle Bass
By:	/s/ J. Kyle Bass
	Name:	J. Kyle Bass

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1
Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D relating to the Common Stock of the Issuer filed March 7, 2011 by the Reporting Persons with the Commission)

99.2
Notice of Appointment of Committee of Equity Security Holders, dated February 24, 2011 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed March 7, 2011 by the Reporting Persons with the Commission)

99.3
Confidentiality Agreement, dated February 22, 2011 (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D relating to the Common Stock of the Issuer filed March 7, 2011 by the Reporting Persons with the Commission)

99.4
Commitment Letter, dated March 9, 2011 (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D relating to the Common Stock of the Issuer filed March 11, 2011 by the Reporting Persons with the Commission)